Exhibit 99.2

BIOTIE THERAPIES CORP.	Stock Exchange Release	January 5, 2016 at 09.00 am

Issuance of shares pursuant to option and equity incentive plans

Biotie Therapies Corp. (Nasdaq Helsinki BTH1V; NASDAQ: BITI) ("Biotie" or the "Company") announces that the Board of Directors of Biotie has resolved to issue a total of 2,667,812 new shares to be delivered to employees who are participants of the Company’s option and equity incentive plans on the exercise of share options and for the settlement of stock units in accordance with Chapter 10 Section 7 and Chapter 9 Section 4 of the Finnish Companies Act (624/2006, as amended). The new shares have been allocated between the different option and equity incentive plans of the Company as set out below.

Stock Option Plan 2011

Under the Stock Option Plan 2011, the owners of the stock options may subscribe for a maximum total of 7,401,000 new shares in the Company or existing shares held by the Company, of which a total of 3,637,250 shares were subscribed for before the end of 2015. A total of 1,522,500 shares have been subscribed for during the period January 1, 2016 and January 4, 2016 and 1,522,500 of the newly issued shares will be used for these share subscriptions. The subscription price of EUR 0.01 per share has been fully paid by the employee and the EUR 15,225 funds received will be credited to the Company’s reserve for non-restricted equity. Due to share issues already made pursuant to the Stock Option Plan 2011, forfeitures and some of the instruments based on the plan having been left unallocated, a maximum of 435,000 shares may still be issued pursuant to the Stock Option Plan 2011.

Equity Incentive Plan 2011

Under the Equity Incentive Plan 2011, the owners of stock units may receive a maximum total of 4,599,000 shares in the Company, of which a total of 2,131,785 shares were delivered before the end of 2015. The third and final vesting period of the Equity Incentive Plan 2011 ends on January 5, 2016, after which the Company’s shares shall be delivered to employees on the basis of the granted stock units. As a result thereof, the Company resolved pursuant to the authorization of the Annual General Meeting of the Shareholders held on May 26, 2015 to issue 615,000 new shares to the employees without consideration for the purposes of remunerating the employees pursuant to the terms and conditions of the Equity Incentive Plan 2011. Due to share issues already made pursuant to the Equity Incentive Plan 2011, forfeitures and some of the instruments based on the plan having been left unallocated, a maximum of 25,000 shares may still be issued pursuant to the Equity Incentive Plan 2011.

Stock Option Plan 2014

Under the Stock Option Plan 2014, the owners of the stock options may subscribe for a maximum total of 7,401,000 new shares in the Company or existing shares held by the Company. A total of 251,875 shares have been subscribed for during the period January 1, 2016 and January 4, 2016 and 251,875 of the newly issued shares will be used for these share subscriptions. The subscription price of EUR 0.01 per share has been fully paid by the employee and the EUR 2,518.75 funds received will be credited to the Company’s reserve for non-restricted equity. Due to share issues already made pursuant to the Stock Option Plan 2014, forfeitures and some of the instruments based on the plan having been left unallocated, a maximum of 7,160,125 shares may still be issued pursuant to the Stock Option Plan 2014.

Equity Incentive Plan 2014

Under the Equity Incentive Plan 2014, the owners of stock units may receive a maximum total of 14,002,500 new shares in the Company or existing shares held by the Company. The first vesting period of the Equity Incentive Plan 2014 ends on January 5, 2016, after which the Company’s shares shall be delivered to employees on the basis of the granted stock units. As a result thereof, a total of 278,437 new shares were issued to the employees pursuant to the terms and conditions of the Equity Incentive Plan 2014. The subscription price of the Euro equivalent of USD 0.01 per share has been fully paid by the employee and the approximately EUR 2,555 funds received will be credited to the Company’s reserve for non-restricted equity. Due to share issues already made pursuant to the Equity Incentive Plan 2014, forfeitures and some of the instruments based on the plan having been left unallocated, a maximum of 5,715,313 shares may still be issued pursuant to the Equity Incentive Plan 2014.

Registration of new shares

The new shares will be registered with the Finnish Trade Register on or about January 18, 2016, and admitted to trading on Nasdaq Helsinki Ltd on or about January 19, 2016.

After the registration of the new shares with the Finnish Trade Register, Biotie will have 1,089,608,083 shares in total of which 980,921,795 will be outstanding shares. The total number of shares held by the Company or its fully owned subsidiary after the share issue is 108,686,288 shares (9.97 per cent).

Turku, January 5, 2016

Biotie Therapies Corp.
Timo Veromaa, President and CEO

For further information, please contact:
Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com
www.biotie.com

DISTRIBUTION:
Nasdaq Helsinki Ltd
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